UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Pure Acquisition Corp.
(Name of Subject Company (Issuer))

HighPeak Energy Partners II, LP (Offeror)

HighPeak Energy Partners GP II, LP (Offeror)

HighPeak Pure Acquisition, LLC (Offeror)

Jack D. Hightower (Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Warrants to Purchase Shares of Class A Common Stock, par value $0.0001 per Share
(Title of Class of Securities)

74621Q 114
(CUSIP Number of Class of Securities)

Jack D. Hightower
Chief Executive Officer
c/o HighPeak Energy Partners II, LP
421 W. 3rd Street, Suite 1000
Fort Worth, Texas 76102
(817) 850-9200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Sarah K. Morgan
Scott D. Rubinsky
Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, TX 77002
Tel: (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$20,700,000	$2,508.84

(1)     The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. HighPeak Energy Partners II, LP is offering to purchase 20,700,000 outstanding warrants (the “Public Warrants”) to purchase shares of Class A common stock, par value $0.0001 per share, of Pure Acquisition Corp. (the “Company”), each of which was sold as part of the units issued in the Company’s initial public offering, which closed on April 17, 2018, pursuant to a prospectus dated April 16, 2018, at the tender offer price of $1.00 per Public Warrant.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,508.84	Filing Party:	HighPeak Energy Partners II, LP
Form or Registration No.	Schedule TO-T	Date Filed:	September 12, 2019

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐     issuer tender offer subject to Rule 13e-4.

☐     going-private transaction subject to Rule 13e-3.

☐     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) on September 12, 2019 (together with any subsequent amendments or supplements thereto, the “Schedule TO”) relating to an offer (the “Offer”) by HighPeak Energy Partners II, LP, a Delaware limited partnership (“HPEP II”), HighPeak Pure Acquisition, LLC, a Delaware limited liability company (“Sponsor”), HighPeak Energy Partners GP II, LP, a Delaware limited partnership (“HPEP II GP”), and Jack D. Hightower (together with HPEP II, Sponsor and HPEP II GP, the “Offerors”) to purchase 20,700,000 outstanding warrants (the “Public Warrants”) to purchase shares of Class A common stock, par value $0.0001 per share, of Pure Acquisition Corp., a Delaware corporation (the “Company”), each of which was sold as part of the units issued in the Company’s initial public offering, which closed on April 17, 2018, pursuant to a prospectus dated April 12, 2018, at the tender offer price of $1.00 in cash per Public Warrant. The Offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated September 12, 2019 (together with any subsequent amendments or supplements thereto, the “Offer to Purchase”), a copy of which is filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is filed with the Schedule TO as Exhibit (a)(1)(B).

This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer. This Amendment No. 3 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 14d-3 under the Exchange Act. Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 3 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and supersedes any conflicting disclosure set forth in the Offer to Purchase, and unaffected items and exhibits are not included herein.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

The Offer expired at 11:59 p.m., Eastern Time, on Friday, October 11, 2019. Based upon information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, 248,000 Public Warrants were validly tendered in the Offer. As previously disclosed in the Schedule TO, the Offer was commenced upon the filing of a preliminary proxy statement relating to the Company’s special meeting in lieu of an annual meeting (the “Meeting”) in connection with a proposal to amend the Company’s second amended and restated certificate of incorporation to extend the date by which the Company has to consummate a business combination from October 17, 2019 to February 21, 2020 (the “Extension Amendment”). The Meeting was held on October 10, 2019 and the Extension Amendment was approved by the Company’s stockholders. 3,594,000 shares of the Company’s Class A Common Stock were redeemed in connection with the Meeting.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2019

By:	/s/ Jack D. Hightower
Jack D. Hightower

HIGHPEAK ENERGY PARTNERS II, LP

By:	HighPeak Energy Partners GP II, LP
Its general partner

By:	HighPeak GP II, LLC
Its general partner

By:	/s/ Jack D. Hightower
Jack D. Hightower
Chief Executive Officer

HIGHPEAK ENERGY PARTNERS GP II, LP

By:	HighPeak GP II, LLC
Its general partner

By:	/s/ Jack D. Hightower
Jack D. Hightower
Chief Executive Officer

HIGHPEAK PURE ACQUISITION, LLC

By:	/s/ Jack D. Hightower
Jack D. Hightower
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated September 12, 2019.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(b)	Not applicable.
(d)(i)

Second Amended and Restated Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(ii)

Certificate of Amendment to the Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(iii)

Second Amendment to the Second Amended and Restated Certificate of Incorporation of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on October 15, 2019).

(d)(iv)	Bylaws of Pure Acquisition Corp. (incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-1 (File No. 333-223845) filed with the SEC on March 22, 2018).
(d)(v)

Letter Agreement, dated April 12, 2018, among Pure Acquisition Corp., its officers and directors and HighPeak Pure Acquisition, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(vi)

Registration Rights Agreement, dated April 12, 2018, among Pure Acquisition Corp., HighPeak Pure Acquisition, LLC and certain other security holders named therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(vii)

Forward Purchase Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Energy Partners, LP (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(d)(viii)

Administrative Services Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Pure Acquisition, LLC (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File No. 001-38454) filed with the SEC on May 25, 2018).

(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.

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